Exhibit 12

WYNDHAM WORLDWIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year Ended December 31,
	2011	2010	2009 (a)	2008 (a)	2007 (a)
Earnings available to cover fixed charges:
Income/(loss) before income taxes and cumulative effect of accounting change	$650	$563	$493	$(887)	$655
Less: Income/(loss) from equity investees	3	1	1	4	(1)

	647	562	492	(891)	656
Plus: Fixed charges	279	305	290	263	232
Amortization of capitalized interest	5	9	12	22	18
Less: Capitalized interest	10	7	12	21	23

Earnings available to cover fixed charges	$921	$869	$782	$(627)	$883

Fixed charges (b):
Interest	$244	$272	$253	$211	$183
Capitalized interest	10	7	12	21	23
Interest portion of rental payments	25	26	25	31	26

Total fixed charges	$279	$305	$290	$263	$232

Ratio of earnings to fixed charges	3.30x	2.85x	2.70x	— (c)	3.81x

(a)

Ratio computation has been amended to (i) exclude income from equity investees from the determination of earnings available to cover fixed charges and (ii) include capitalized interest within total fixed charges. For the years ended December 31, 2009 and 2007, ratio was previously reported as 2.78x and 4.11x, respectively. For the year ended December 31, 2008, the Company previously reported that it was deficient to cover fixed charges by $884 million.

(b)

Consists of interest expense on all indebtedness (including costs related to the early extinguishment of debt and the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.

(c)	The Company was deficient to cover fixed charges by $890 million.